UNITED STATES
          SECURITIES AND EXCHANGE COMMISSION
                Washington, D.C. 20549


                     SCHEDULE 13G

       Under the Securities Exchange Act of 1934

                  (Amendment No. 6)*


              ARI Network Services, Inc.
                   (Name of Issuer)

             Common Stock $.001 par value
            (Title of Class of Securities)

                      001930-10-6
                    (CUSIP Number)


                   December 31, 1998
(Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [ ]  Rule 13d-1(b)

     [ ]  Rule 13d-1(c)

     [X]  Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934
("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

       1   NAME OF REPORTING PERSON SS. or I.R.S.
       IDENTIFICATION NO. OF ABOVE PERSON

           Quaestus Limited Partnership

       2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A  GROUP *
                                             (a)  [   ]
           Not Applicable                    (b)  [   ]

       3   SEC USE ONLY


       4   CITIZENSHIP OR PLACE OF ORGANIZATION

            Wisconsin

                    5    SOLE VOTING POWER
NUMBER OF                55,834 shares of Common Stock
SHARES
BENEFICIALLY        6    SHARED VOTING POWER
OWNED BY                 None
EACH
REPORTING           7    SOLE DISPOSITIVE POWER
PERSON                   55,834 shares of Common Stock
WITH
                    8    SHARED DISPOSITIVE POWER
                         None

       9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           55,834 shares of Common Stock

       10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
           SHARES*

           Not Applicable

       11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

           1.1%

       12  TYPE OF REPORTING PERSON*

           PN

         * SEE INSTRUCTION BEFORE FILLING OUT!

       1   NAME OF REPORTING PERSON SS. or I.R.S.
       IDENTIFICATION NO. OF ABOVE PERSON

           Quaestus Management Corp.

       2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
                                         (a)  [   ]
           Not Applicable                (b)  [   ]

       3   SEC USE ONLY


       4   CITIZENSHIP OR PLACE OF ORGANIZATION

           Wisconsin

                   5  SOLE  VOTING POWER
NUMBER OF             10,000 shares of Common Stock
SHARES
BENEFICIALLY       6  SHARED VOTING POWER
OWNED BY              None
EACH
REPORTING          7  SOLE DISPOSITIVE POWER
PERSON                10,000 shares of Common Stock
WITH
                   8  SHARED DISPOSITIVE POWER
                      None

       9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           10,000 shares of Common Stock

       10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
           CERTAIN SHARES*

           Not Applicable

       11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

           0.2%

       12  TYPE OF REPORTING PERSON*

           CO

         * SEE INSTRUCTION BEFORE FILLING OUT!

       1   NAME OF REPORTING PERSON SS. or I.R.S.
           IDENTIFICATION NO. OF ABOVE PERSON

           RPI Holdings, Inc.

       2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
                                         (a)  [   ]
           Not Applicable                (b)  [   ]

       3   SEC USE ONLY

       4   CITIZENSHIP OR PLACE OF ORGANIZATION

           Wisconsin


                   5  SOLE VOTING POWER
                      306,816 shares of Common Stock
                      (includes 55,834 shares held indirectly
                      through Quaestus Limited Partnership).
NUMBER OF
SHARES             6  SHARED VOTING POWER
BENEFICIALLY          None
OWNED BY
EACH               7  SOLE DISPOSITIVE POWER
REPORTING             306,816 shares of Common Stock
PERSON                (includes 55,834 shares held
WITH                  indirectly through Quaestus Limited
                      Partnership)

                   8  SHARED DISPOSITIVE POWER
                      None

       9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           306,816 shares of Common Stock (includes
           55,834 shares held indirectly through Quaestus
           Limited Partnership).

       10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
           CERTAIN SHARES*

           Not Applicable

       11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

           6.0%

       12  TYPE OF REPORTING PERSON*

           CO

* SEE INSTRUCTION BEFORE FILLING OUT!

       1  NAME OF REPORTING PERSON SS. or I.R.S.
          IDENTIFICATION NO. OF ABOVE PERSON

           Richard W. Weening

       2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
                                         (a)  [   ]
           Not Applicable                (b)  [   ]

       3   SEC USE ONLY

       4   CITIZENSHIP OR PLACE OF ORGANIZATION

            Wisconsin

                   5  SOLE VOTING POWER
                      340,789 shares of Common Stock,
                      including the shares owned by RPI Holdings,Inc.,
NUMBER OF             Quaestus Limited Partnership and
SHARES                Quaestus Management Corp.
BENEFICIALLY
OWNED BY           6  SHARED VOTING POWER
EACH                  125 shares of Common Stock, indirectly
REPORTING             through Spouse.
PERSON
WITH               7  SOLE DISPOSITIVE POWER
                      340,789 shares of Common Stock,
                      including the shares owned by RPI Holdings, Inc., Quaestus Limited Partnership, and
                      Quaestus Management Corp.

                   8  SHARED DISPOSITIVE POWER
                      125 shares of Common Stock, indirectly
                      through Spouse.

       9 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 340,914 shares of Common Stock, including the shares owned by RPI Holdings, Inc., Quaestus Limited Partnership, Quaestus
           Management Corp., and Spouse.

       10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
           CERTAIN SHARES*

           Not Applicable

       11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

           6.65%

       12  TYPE OF REPORTING PERSON*

           IN, HC

         * SEE INSTRUCTION BEFORE FILLING OUT!

Item 1(a).     Name of Issuer.

     ARI Network Services, Inc.

Item 1(b).  Address of Issuer's Principal Executive Offices.

     330 East Kilbourn Avenue
     Milwaukee, WI  53202

Item 2(a).  Name of Person Filling.

     (i)   QUAESTUS Limited Partnership ("QLP")
     (ii)  QUAESTUS Management Corp. ("QMC")
     (iii) RPI Holdings, Inc. ("RPI")
     (iv)  Richard W. Weening ("RWW")

Item 2(b).  Address of Principal Business Office.

     (i)  QLP: 111 E. Kilbourn Avenue
               Suite 2700
               Milwaukee, WI  53202
     (ii) QMC: 111 E. Kilbourn Avenue
               Suite 2700
               Milwaukee, WI  53202
     (iii)     RPI: 111 E. Kilbourn Avenue
               Suite 2700
               Milwaukee, WI  53202
     (iv) RWW: 111 E. Kilbourn Avenue
               Suite 2700
               Milwaukee, WI  53202

Item 2(c).  Citizenship.

     (i)    QLP: Wisconsin
     (ii)   QMC: Delaware
     (iii)  RPI: Wisconsin
     (iv)   RWW: Wisconsin

Item 2(d).  Title and Class of Securities.

     Common Stock $.001 par value

Item 2(e).  CUSIP Number.

     001930 10 6

Item 3.  Identification.

     Not Applicable

Item 4(a).  Amount Beneficially Owned.

               (i)  QLP: 55,834 shares of Common Stock,
               including a warrant to purchase 15,157
               shares of Common Stock.

               (ii) QMC: 10,000 shares of Common Stock.

               (iii)     RPI: 306,816 shares of Common
               Stock, including 40,677 shares of Common
               Stock and a warrant to purchase 15,157
               shares of Common Stock held indirectly
               through QUAESTUS Limited Partnership.

               (iv) RWW: 340,914 shares of Common
               Stock, including warrants to purchase
               30,314 shares of Common Stock.  RWW's
               shares include 40,677 shares and a
               warrant owned by QUAESTUS Limited
               Partnership; 10,000 shares of Common
               Stock owned by QMC; 250,982 shares of
               Common Stock owned by RPI Holdings,
               Inc.; 125 shares of Common Stock owned
               by Spouse; 1,125 shares owned by Tenancy in Common with a third party; 2,563 shares owned individually; a warrant to purchase 15,157 shares of Common Stock owned directly; and options for 5,128 shares.

     QLP is a Wisconsin limited partnership. RPI, a Wisconsin corporation, is the managing general partner of QLP. RWW is the president and a shareholder of QMC and RPI.

Item 4(b).  Percent of Class.

     (i)    QLP: 1.1%
     (ii)   QMC: 0.2%
     (ii)   RPI: 6.0%
     (iii)  RWW: 6.65%

Item 4(c).  Number of shares as to which each person has:

     A.   Sole power to vote or to direct the vote:

         (i)    QLP: 55,834 shares of Common Stock.

         (ii)   QMC: 10,000 shares of Common Stock.

         (iii)  RPI: 306,816 shares of Common Stock.

         (iv)   RWW: 340,789 shares of Common Stock.

    B.   Shared power to vote or to direct the vote:

         (i)  RWW: 125 shares of Common Stock indirectly through Spouse.

    C.   Sole power to dispose or to direct the disposition of:

         (i)   QLP: 55,834 shares of Common Stock.

         (ii)  QMC: 10,000 shares of Common Stock.

         (iii) RPI: 306,816 shares of Common Stock.

         (iv)  RWW: 340,789 shares of Common Stock.

    D.   Shared power to dispose or to direct the disposition of:

         (i)  RWW: 125 shares of Common Stock indirectly through Spouse.

Item 5.  Ownership of Five Percent or Less of a Class.

         Not applicable.

Item 6.  Ownership of More than Five Percent on Behalf of Another.

         None.

Item 7.  Identification and Classification of the
         Subsidiary Which Acquired the Security Being
         Reported on By the Parent Holding Company.

         None.

Item 8.  Identification and Classification of Members of the Group.

         None.

Item 9.  Notice of Dissolution of Group.

         Not Applicable.

Item 10.  Certification.

          Not Applicable.


                       SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: February 15, 1999    QUAESTUS LIMITED PARTNERSHIP

                            By:/s/ Richard W. Weening
                            ----------------------------
                            Richard W. Weening
                            President, RPI Holdings, Inc.
                            the Managing General Partner



Dated: February 15, 1999    QUAESTUS MANAGEMENT CORP.

                            By:/s/ Richard W. Weening
                            -----------------------------
                            Richard W. Weening, President



Dated: February 15, 1999   RPI HOLDINGS, INC.

                           By:/s/ Richard W. Weening
                           -------------------------------
                            Richard W. Weening, President


Dated: February 15, 1999   /s/ Richard W. Weening
                           --------------------------------
                           Richard W. Weening